Annual Report

Cover Page

Name of issuer:

Scrap Connection, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 7/13/2012

Physical address of issuer:

16192 Coastal Highway
Lewes DE 19958

Website of issuer:

http://www.tradefox.co

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$215,863.00	$479,804.00
Cash & Cash Equivalents:	$16,609.00	$337,154.00
Accounts Receivable:	$0.00	$8.00
Short-term Debt:	$11,436.00	$14,132.00
Long-term Debt:	$90,861.00	$258,581.00
Revenues/Sales:	$8,049.00	$16,172.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$1,250.00	$1,561.00
Net Income:	($371,605.00)	($410,203.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Scrap Connection, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Chris Yerbey	CEO of Scrap Connection	Scrap Connection	2012
Ashwani Dutt	President	Easy Travel India Pvt Ltd	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Chris Yerbey	CEO	2012
Chris Yerbey	Secretary	2012

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Chris Yerbey	731000.0 common stock	82.84

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The following trends or uncertainties could affect our financial condition, including the liquidity, cash flow and capital resources described below:

The Company's operations may be unprofitable, and may result in the total loss of investment.

The success of the Company is highly dependent upon the ability of its CEO and management team, to attract and retain qualified managers and other personnel in a competitive environment.

While the Company believes in good faith that its business plans have a reasonable chance of success, the operation of the Company are ultimately speculative and involve the possibility of a total loss of investment, due to any number of considerations. Investment is suitable only for individuals who are financially able to withstand total loss of their investment.

The company intends to use a significant portion of the proceeds from the offering for unspecified working capital. The offering proceeds will be used by the Company in the ways management deems most effective towards the Company's goals. T**his means that although we definitely have plans for the proceeds (focused on sales, marketing, and product development) the Company will have ultim**ate discretion to use the proceeds as it sees fit and the Company has chosen not to limit the Company's use of the funds to specific uses that investors could evaluate. Such portion of the proceeds from this offering will be used for the purpose that the company's management deems to be in its best interest in order to address changed circumstances or opportunities. As a result of the foregoing, the Company's success will be substantially dependent upon its discretion and judgement with respect to application and allocation of such portion of the proceeds of this Offering. The company may choose to use the proceeds in the manner that the investors do not agree with and investor may have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations, and ultimately cause an investor to lose all or portion of his or her investment.

From time to time, third parties may claim that one or more of the Company's products infringe their intellectual property rights.

Growth of the company will require the recruitment, retention, and integration of additional highly qualified individuals. Even if such people can be hired, the projected growth in staff could present further management risks. The market for qualified personnel is highly competitive and there can be no assurance that any critical positions can be filled on a timely basis.

The company has received no notices or indications otherwise and believes they have not infringed on anyone else's IP rights. That said, the Company's technology-driven business is highly dependent on the Company's intellectual property. While the Company believes in good faith that it has robust rights to all intellectual property needed for its business, any dispute or litigation regarding intellectual property could be costly and time consuming due to the uncertainty of the intellectual property litigation and could divert the Company's management and key personnel from its business operation. A claim of intellectual property infringement could force the Company to enter into costly or restrictive license agreement, which may not be available under acceptable terms or at all, could require the Company to redesign or relabel its products ,which would be costly and time consuming, and/or could subject the Company to an injunction against sale of certain of its products. The Company may have to pay substantial damages, including damages for the past infringement, if it is ultimately determined that its products infringe a third party's proprietary rights.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from the Company's software as a Service platform. The company may generate but retain some or all of the earnings for growth and development of its business and accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

The Company has a small team, and the loss of key team members, and especially the loss or death of the founder Chris Yerbey, could harm the company's ability to implement their plans.

The Company could be harmed in the event of the death or disability of founder Chris Yerbey. Likewise, key team members could leave or become unable to serve, decreasing the Company's ability to achieve its goals. The company also leverages the global talent pool and political risks, natural disasters, communication outrages and other factors can make team member unavailable or otherwise impact our ability to keep operating at current efficiency.

The market for technology companies is not predictable. While we may be able to sell the company for its technology, client relationships, team or other factors, there is no guarantee that it can be sold, nor that it will become profitable, nor that it will reach an Initial Public Offering (IPO). Even if those do occur, there is no guarantee that investor returns will be positive.

Scrap Connection Inc. operates currently as a holding company for its Dutch based subsidiary, Scrap Connection BV. All business development and tech development carried out from their offices in the US, Netherlands, Poland and India are managed and paid for by Scrap Connection BV.

99% of Scrap Connection, Inc.'s assets are comprised of its interest in it's foreign subsidiary and a loan of investment proceeds to Scrap Connection BV. This represents amounts advanced to Scrap Connection BV primarily from investments in previous rounds of funding. Scrap Connection BV is organized under the laws of and located in The Netherlands.

The Company not might sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case the Company might need to reduce sales & marketing, engineering, or other expenses. Were recurring revenue to decrease, further cuts would be needed and hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, we may need to raise more capital in the future in order to continue. Even if we do make successful offering(s) in the future, the terms of that offering might result in your investment in the company being worth less because of the terms of future investment rounds.

Even if the Company is successful, an investor may want immediate access to the then net worth of the investment, but selling private securities can be difficult or impossible. In this case, an investor may need to wait until a liquidity event, and there are no guarantees one will occur.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred AA	100,000	0	No
Preferred A	1,000,000	363,123	No
Common Stock	10,000,000	882,400	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	06/24/16
Amount	$55,000.00
Interest rate	9.0% per annum
Valuation cap	$2,668,000.00

55,000 is still outstanding. There's no maturity date, but is intended to convert at the investor's option in the 2019.

The company has two types of loans which appear on the company's balance sheets.

Convertible Notes which are loans where the investor has the right to convert their loan plus a nominal interest into equity at the next funding round. The total value of these notes was $323,825 at the end of 2015. These carry and interest rate of 8% per annum and do not have a specified maturity date.

In 2016, we obtained another $23,463 from our lead investor, Obserinvest and $55,000 from a company that is a member of Scrap Connection on the same terms, bringing the total outstanding to $409,484.90.

In 2019, we offered Obserinvest a buy out for $250,000. This cleared $350,000 in outstanding debit including interest. The loan for $55,000 remains on the books.

Private Loans which are loans from us, friends and family that have no specific date of repayment. Those loans total $28,000.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	SAFE	$0	General operations
11/2017	Regulation Crowdfunding	SAFE	$964,727	General operations
11/2018	Section 4(a)(2)	SAFE	$100,000	General operations
6/2019	Section 4(a)(2)	SAFE	$200,000	General operations
8/2019	Section 4(a)(2)	SAFE	$20,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

In 2018 and prior years, the company advanced funds to Chris Yerbey, its founder, in connection with his employment as CEO ("the Related Party Loans and Advances"). The funds advanced were partially paid out in lieu of salary and will be amortized in accordance with Chris Yerbey's employment agreement with the Company. The Company also advanced nominal amounts to other employees which are expected to be repaid by salary deduction in future periods. The Related Party Loans and Advances do not accrue interest. As of August 2019, the outstanding balance is € 151,358.00 .

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Tradefox (Scrap Connection, Inc) is a global platform providing B2B software solutions to companies that buy, sell or broker recyclable materials. We connect scrap professionals to facilitate trade in a $250 Billion market.

We offer our customers unlimited access to company details on over 110,000 companies dealing in recyclables and thousands of in-depth company Trade Reputation Reports which provide insight on the trustworthiness and reliability of those companies.

We aim to become the most trusted platform for services centered around the trade of recyclables.

Our goal is to have $100 billion of the annual global scrap trade reported on our platform by 2020. Business intelligence on trading partners and competitors, financial services, documentation tools, and arbitration are just some of the elements we want combine to reduce massive financial risks and market inefficiencies.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Scrap Connection, Inc. was incorporated in the State of Delaware in July 2012.

Since then:

- First Pick of 525 startups for participation in Startup Bootcamp Amsterdam 2012 accelerator program. (Tech Stars Affiliate.)
- Secured an investment of $330,000 from angle investors.
- Closed a successful equity crowdfunding campaign on WeFunder.com.
- Signed a partnership agreement with a well known business credit reporting agency.
- Added 110,000 new company profiles
- Added more than 2,500 detailed Trade Reputation reports available for download.
- Recorded over 1 million shipments totaling more than $20 billion.
- Paid off our largest investor saving the company more than $100,000 in interest on convertible notes.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $8,049 compared to the year ended December 31, 2018, when the Company had revenues of $16,172. Our gross margin was 100.0% in fiscal year 2018, compared to 100.0% in 2017.
- *Assets.* As of December 31, 2019, the Company had total assets of $215,863, including $16,609 in cash. As of December 31, 2018, the Company had $479,804 in total assets, including $337,154 in cash.
- *Net Loss.* The Company has had net losses of $371,605 and net losses of $410,203 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $102,297 for the fiscal year ended December 31, 2019 and $272,713 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $427,800 in convertibles, $970,000 in SAFEs sold to investors via WeFunder and and additional $320,000 in SAFEs, $250,000 of which was used to execute an investor buy out which also saved the company more than $100,000 and cleared $330,000 of the convertible debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Scrap Connection, Inc. cash in hand is $37,005, as of August 2019. Over the last three months, revenues have averaged $897/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $30,000/month, for an average burn rate of $29,103 per month. Our intent is to be profitable in 18 months.

A Brief History of Scrap Connection

Scrap Connection's original growth strategy was focused on earning revenue from a 0.5% - 1% transaction fee from deals completed via our marketplace. We tried several approaches to develop a scalable business model around transaction fees. In 2013-2014 we hired two in-house brokers based in the US and Europe. In 2015, we cut those salaries and tried a different approach by focusing on our in-house broker/partner in Pakistan. The results of the latter seemed at first very encouraging. Our total group revenue grew 128% to $48,215 during the year ended December 2015, up from $21,191 during the previous year. Sales and marketing expenses dropped from $53,013 to $9,009.

Although the results look good on the P&L statement, having in-house brokers was confusing to our members, who saw us as a brokerage house rather than a true platform. Since 1 deal in 5 results in some type of claim usually around material quality, our team was constantly pulled away from building a technology platform business to solve very complicated problems and mediate disputes. The process was damaging to our brand because usually one or both parties were dissatisfied with the experience and then saw Scrap Connection as the responsible party for solving the problems in their favor. Dissatisfied members would typically stop trading via the platform, much like they would normally cut off a broker involved in a unsatisfactory trade. In extreme cases, members blocked deals via the platform by asking people in their network to temporarily boycott Scrap Connection. Some of our members also expressed their reluctance to upload data about their previous trading history as part of our verification process because they saw us as a potential competitor.

In July 2016, we began to study SaaS (Software as a Service) business models to see how the main focus of our platform could be changed to business intelligence. We surveyed our customers and others in the industry and established resolutely that pivoting our business model would be the best strategy for reaching product/market fit. Switching to a SaaS business model not only solves all of the problems mentioned above, it also affords us a better positioning as a truly independent third party platform providing added-value services centered on global trade. SaaS companies also benefit from a stable income stream, which is preferable to a transaction-fee based revenue model.

After spending two months modifying our platform to fit our new vision, we launched our new membership plan on Oct 1st, which includes unlimited trading via the platform for $50 per month per user. All members who completed the process to become verified before Oct 1st were granted a free one-year subscription to Scrap Connection. The marketing of this special offer in late September resulted in 28 more companies completing the verification process, bringing the total to 202 verified companies or about 20% of the members on our platform. Verified companies are the core of our business model, and access to them is the value we are offering to a new subscribers going forward.

In late 2018 we entered into discussions with Dun & Bradstreet about a potential corporate partnership. We closed that deal in January 2019 and spent the next 4 months integrating their data into our system, expanding our product offering 150 fold. We have also registered over 1 million shipments in our database from our shipping and customs partners.

It is important to emphasize that although we have a 7 year operating history, the revenue and expenses we incurred in the past have very little to do with our business model going forward. Scrap Connection is a startup searching for a scalable business model. We have not reached growth stage as of yet.

We expect to continue to grow our business in terms of revenue, member companies and trades registered via the platform. The historical results or cash flows (as described below and in our financial statements) are not an indication of future growth due to our change in business model. We expect generally to grow rapidly in the coming years. Nonetheless, it may be years before investors see a return on their investment, if they do at all.

We have hired a full-time sales and marketing person and have begun driving sales of our product. Our goal is to first convert free users to paid users and then expand our marketing and sales efforts, leveraging the industry contacts provided to us by our corporate data partner. We expect an increase in monthly salaries of $10,000 - $12,000 per month from the hiring of a data scientist and a part-time growth hacker. Two existing team members will also be receiving a modest pay raise to bring salaries in line with the market.

Capital Resources.
We have financed our operations through private sales of common equity, issuances of convertible debt, SAFEs and other debt securities and internally generated positive cash flow.

We anticipate rapid growth in our monthly recurring revenue from subscription fees during the coming two years. We have a number of revenue generating features on the drawing board, and as those features go live, we anticipate corresponding jumps in our total revenue. If we reach the revenue and development goals we have set for the company, we anticipate reaching breakeven in 18 months. If needed, we may seek funding from additional institutional investors.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.tradefox.co/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Ashwani Dutt
- Chris Yerbey

Appendix E: Supporting Documents